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Hammered Dwarf Cider

Cidery/Taproom

9029A 112th Dr SE
Snohomish, WA 98290
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Hammered Dwarf Cider is seeking investment to acquire an existing brewery and convert it into a cidery.
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $20,000 invested.
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THE TEAM
John Flemming
Cidermaster

John has professionally produced cider for 3 years; 6 months of which were as the production manager at Soundbite Cider in Everett, WA.

Before that, he homebrewed cider for 22 years. He has received a CINA Foundation Certificate in Cider & Perry Production also completing the Craft Cidery Startup Workshop at Oregon State University. John also has 5 years restaurant management experience as an executive chef.

Donica Monday
Bookkeeper/Marketer/Asst. Cidermaster

Donica has 5 years of experience homebrewing wine. She has 6 months of experience representing cider at local brew fests and working at a cidery taproom. She's been doing social media marketing for the last 2 years and has 3.5 years of experience as a Director of Customer Service. Donica has a bachelor's degree in science.

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BUSINESS MODEL

Dwarf fantasy-themed taproom with cider garden selling unique craft cider to our local market in traditional and unusual ways.

We will be using traditional bittersweet and bittersharp apple juice.
We will be crafting traditional cider as well as aging some of it in a variety of barrels.
We will be making unusual ciders such as praline pecan pie, gingersnap and smoked blueberry habanero.
The taproom is fantasy themed, complete with stone walls, dragons and more.
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BUSINESS MODEL

Our business model is to sell unusual craft cider to our local market with a unique fantasy flair.

Using traditional bittersweet and bittersharp cider apple juice.

We will be making unusual ciders such as praline pecan pie, gingersnap and smoked blueberry habanero..

Besides untraditional cider we will be making more traditional cider as well, such as barrel aged

Our taproom will be fantasy dwarf themed, complete with stone walls, dragons and more.

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HAMMER DWARF ORIGIN STORY

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OUTDOOR SEATING

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HAMMERED DWARF CIDER BUSINESS PLAN

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Acquisition of location's assets $18,800

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $175,000 $227,500 $295,750 $384,475 $499,818

EXPENSES

Rent $17,400 $17,835 $18,280 $18,737 $19,205

Utilities $900 $922 $945 $968 $992

Salaries $12,000 $15,600 $20,280 $26,364 $34,273

Insurance $2,400 $2,460 $2,521 $2,584 $2,648

Operating Profit $142,300 $190,683 $253,724 $335,822 $442,700

This information is provided by Hammered Dwarf Cider. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

Hammered Dwarf Cider Business Plan.pdf

Investment Round Status

$20,000

TARGET

$90,000

MAXIMUM

This investment round closes on March 3, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Hammered Dwarf LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1.5%-6.8%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Financial Condition
No operating history

Hammered Dwarf Cider was established in November 2017. After a partner backed out it was put on a back burner until 2020 and is now ready to proceed with opening. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of December 2020, Hammered Dwarf Cider has $0 debt and a cash balance of $10k. This debt is sourced primarily from the owners. In addition to the Hammered Dwarf Cider's debt raised on Mainvest, Hammered Dwarf Cider may require additional funds from alternate sources at a later date.

Risk Factors
The Company Might Need More Capital

Hammered Dwarf Cider might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hammered Dwarf Cider is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Hammered Dwarf Cider is a newly established entity and has no history for prospective investors to consider.

Real Estate Risk

Hammered Dwarf Cider is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Hammered Dwarf Cider is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hammered Dwarf Cider to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hammered Dwarf Cider operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hammered Dwarf Cider competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hammered Dwarf Cider's core business or the inability to compete successfully against the with other competitors could negatively affect Hammered Dwarf Cider's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hammered Dwarf Cider's management or vote on and/or influence any managerial decisions regarding Hammered Dwarf Cider. Furthermore, if the founders or other key personnel of Hammered Dwarf Cider were to leave Hammered Dwarf Cider or become unable to work, Hammered Dwarf Cider (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hammered Dwarf Cider and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hammered Dwarf Cider is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Hammered Dwarf Cider

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hammered Dwarf Cider's financial performance or ability to continue to operate. In the event Hammered Dwarf Cider ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hammered Dwarf Cider is significantly more successful than your initial expectations.

This information is provided by Hammered Dwarf Cider. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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